File No. ____________________

SECURITIES AND EXCHANGE COMMISSION

_________________________________________

In the Matter of:

GUGGENHEIM BUILD AMERICA BONDS MANAGED DURATION TRUST
GUGGENHEIM EQUAL WEIGHT ENHANCED EQUITY INCOME FUND
GUGGENHEIM STRATEGIC OPPORTUNITIES FUND

and

GUGGENHEIM FUNDS INVESTMENT ADVISERS, LLC
GUGGENHEIM FUNDS DISTRIBUTORS LLC

and

ADVENT CAPITAL MANAGEMENT, LLC
_________________________________________

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940  (THE “ACT”) FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

_________________________________________

Please direct all communications and orders regarding this application to:

Amy J. Lee, Esq. Guggenheim Funds Investment Advisors, LLC 2455 Corporate West Drive Lisle, Illinois 60532	Edward C. Delk, Esq. Advent Capital Management, LLC 1271 Avenue of the Americas, 45th Floor New York, NY 10020
and Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036

Page 1 of 23  Sequentially Numbered Pages (including exhibits)

As filed with the Securities and Exchange Commission on April 22, 2013

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER File No.
GUGGENHEIM BUILD AMERICA BONDS MANAGED DURATION TRUST
GUGGENHEIM EQUAL WEIGHT ENHANCED EQUITY INCOME FUND
GUGGENHEIM STRATEGIC OPPORTUNITIES FUND
GUGGENHEIM FUNDS INVESTMENT ADVISERS, LLC
GUGGENHEIM FUNDS DISTRIBUTORS LLC
ADVENT CAPITAL MANAGEMENT, LLC

In this application (the “Application”), each of Guggenheim Build America Bonds Managed Duration Trust (“GBAB”), Guggenheim Equal Weight Enhanced Equity Income Fund (“GEQ”) and Guggenheim Strategic Opportunities Fund (“GOF”) (collectively, the “Initial Funds”) and Guggenheim Funds Investment Advisers, LLC (the “Investment Adviser”), the investment adviser to each Initial Fund, Guggenheim Funds Distributors LLC (the “Servicing Agent”), the servicing agent to certain funds in the fund complex, and Advent Capital Management, LLC (“Advent”), the investment manager to certain funds in the fund complex, hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing the Initial Funds, and each existing or future registered closed-end investment company in the Guggenheim Funds complex of closed-end funds advised by the Investment Adviser (including any successor in interest1) or an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Investment Adviser or for which the Servicing Agent (including any successor in interest), or an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Servicing Agent, acts as servicing agent that seeks to rely on the Order (a “Future Fund”),2 an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below. The Initial Funds and the Future Funds are hereinafter collectively referred to as the “Funds” and separately as a “Fund.”

1	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

2
All existing registered closed-end investment companies that currently intend to rely on the requested Order are named as Applicants and any Future Fund that may rely on the Order will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of trustees or board of directors, as the case may be, of such Future Fund and will be made at a future time.

I.	Description of Applicants

Each Initial Fund is, and any Future Fund will be, a closed-end management investment company registered under the Act. Each Initial Fund is organized as a Delaware statutory trust. The investment objectives, strategies and policies of the Initial Funds differ. For example, certain of the Initial Funds invest primarily in fixed income investments whereas other Initial Funds invest primarily in equity securities. The common shares of each Initial Fund are traded on the New York Stock Exchange.

The Investment Adviser, an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as investment adviser to each Initial Fund. Each Initial Fund and the Investment Adviser have entered into an agreement pursuant to which the Investment Adviser provides investment advisory and portfolio management services for each Initial Fund.

The portfolio of each fund in the fund complex is managed by one or more investment sub-advisers or investment managers (each a “sub-adviser”). Certain sub-advisers to funds in the fund complex, including each Initial Fund, are affiliates of the Adviser and the Servicing Agent, while certain sub-advisers are unaffiliated with the Investment Adviser and the Servicing Agent. Three funds in the fund complex (the “Advent Funds”) are managed by Advent, an investment adviser registered under the Advisers Act. With respect to two Advent Funds, the Investment Adviser serves as investment adviser and Advent serves as sub-adviser.  Advent serves as investment manager to each of these funds in accordance with a separate investment management agreement among such fund, the Investment Adviser and Advent, pursuant to which Advent is responsible for continuously supervising the investment program of the fund and managing the investment and reinvestment of the fund’s assets.   Each such investment management agreement may be terminated by Advent or the applicable fund. With respect to one Advent Fund, Advent serves as investment adviser pursuant to an investment management agreement with such fund.   The Investment Adviser does not serve as investment adviser to such fund; however, the Servicing Agent serves as such fund’s servicing agent. Advent has joined this application to ensure that the Advent Funds may in the future seek to rely upon the Order. The Initial Funds, the Investment Adviser, the Servicing Agent and Advent are referred to herein as the “Applicants.”

The Investment Adviser and the Servicing Agent are subsidiaries of Guggenheim Partners, LLC (“Guggenheim Partners”). Guggenheim Partners is a diversified financial services firm with wealth management, capital markets, investment management and proprietary investing businesses, whose clients are a mix of individuals, family offices, endowments, foundations, insurance companies and other institutions that have entrusted Guggenheim Partners with the supervision of more than $170 billion of assets as of December 31, 2012.  The Investment Adviser, the Servicing Agent and their affiliates have over 10 years of experience managing closed-end funds and advise or provide shareholder servicing to 14 closed-end funds with approximately $6.5 billion in assets as of December 31, 2012.

Advent manages long-only and alternative investment strategies focused on convertible securities, high yield bonds and equities for corporations, public pension plans, foundations, endowments and high-net-worth individuals primarily through separate accounts, hedge funds and closed-end funds.  Advent was founded in 1995 as a division of Utendahl Capital Management L.P., and became independent in 2001.  As of December 31, 2012, Advent managed approximately $6.1 billion.

II.	Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the “Code”), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend”, as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the taxable year.

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common shares and preferred shares, if any, outstanding, so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund’s proposed distribution policies, in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms of any preferred shares issued by a Fund.

III.	Representations of Applicants

Prior to implementing a distribution policy in reliance on the Order requested by this Application (a “Distribution Policy”), the Board of Trustees (the “Board”) of the Initial Funds and each Future Fund seeking to rely on the Order, including a majority of the trustees who are not “interested persons” of such Fund as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will request, and the Investment Adviser, the Servicing Agent or Advent will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Trustees will review information regarding (i) the purpose and terms of a proposed Distribution Policy, (ii) the likely effects of a proposed Distribution Policy on such Fund’s long-term total return (in relation to market price and net asset value (“NAV”) per share), (iii) the expected relationship between such Fund’s distribution rate on its common shares under the proposed Distribution Policy and such Fund’s total return (in relation to NAV per share); (iii) whether the rate of distribution is anticipated to exceed such Fund’s expected total return in relation to its

NAV per share; and (iv) any foreseeable material effects of the proposed Distribution Policy on such Fund’s long-term total return (in relation to market price and NAV per share).

The Independent Trustees will also consider what conflicts of interest the Investment Adviser, the Servicing Agent and Advent, as applicable, and the affiliated persons of the Investment Adviser, the Servicing Agent and Advent, as applicable, and each such Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

Following this review, the Board, including the Independent Trustees, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund’s investment objectives and in the best interests of the Fund’s common shareholders.  The Distribution Policy will be consistent with a Fund’s policies and procedures and once adopted will be described in any registration statement of a Fund.

In addition, prior to implementing a Distribution Policy in reliance on the Order, the Board of a Fund will adopt policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the Act that:

1.
are reasonably designed to ensure that all notices required to be sent to a Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and by condition D. below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition B.1. below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition C.1. below; and

2.
require a Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of a Fund will summarize the basis for the Board’s approval of a Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute over the course of each year, through periodic distributions in relatively equal amounts (plus any required special distributions), an amount closely approximating the total taxable income of such Fund during such year and, if so determined by its Board, all or a portion of returns of capital paid by portfolio companies to such Fund during such year. It is anticipated that under the Distribution Policy of a Fund, such Fund would distribute to its respective common shareholders a fixed monthly percentage of the market price of such Fund’s common shares at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount, any of which may be adjusted from time to time. It is anticipated that under a

Distribution Policy, the minimum annual distribution rate with respect to such Fund’s common shares would be independent of a Fund’s performance during any particular period but would be expected to correlate with a Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of a Fund’s performance for an entire calendar year and to enable a Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, it is anticipated that each distribution on the common shares would be at the stated rate then in effect.   The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

IV.	Justification for the Requested Relief

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act or of any rule or regulation under the Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act, and would be in the best interests of the Funds and their respective shareholders.

A.	Receipt of the Order would serve shareholder interests.

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which Fund shares trade in the market would benefit the Fund’s common shareholders along with the Fund.

B.	Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3 However, Rule 19a-1 under the Act effectively

3
See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund’s annual report to shareholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, upon adopting a Dividend Policy pursuant to this Order, a Fund will make the additional disclosures required by the conditions set forth in Part VI below, and such Fund will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that each Fund’s shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Distribution Policy, may give rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 may impose pressure on management to realize capital gains at a time when prudent investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that prudent investment considerations might favor realization of long-term gains at different times or in different amounts.

 No purpose is served by the distortion in the normal operation of a periodic distribution plan that may be required in order to comply with Rule 19b-1. There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gain dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a shareholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain paid on such shares, to avoid the selling of dividends.

E.	Further limitations of Rule 19b-1.

 Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital4 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

 Revenue Ruling 89-815 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred shares dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed end fund. Such distributions generally are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains. Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F.	General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as frequently as twelve times in any one taxable year and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the

4	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

5	1989-1 C.B. 226.

“selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred shares. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer, but the long-term capital gain component of such distributions is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the end of the fund’s fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.	Applicants’ Conditions

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions6:

A.	Compliance Review and Reporting. The Fund’s chief compliance officer will:

(a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

B.	Disclosures to Fund Shareholders.

1.	Each 19(a) Notice disseminated to the Fund’s common shareholders, in addition to the information required by Section 19(a) and Rule 19a-1:

(a)	Will provide, in a tabular or graphical format:

(1)
the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment

6	The conditions set forth herein will not apply with respect to any Fund prior to the adoption of a Dividend Policy by such Fund’s board of trustees.

income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)
the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)
the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date-cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;

      Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(b)	Will include the following disclosure:

(1)	“You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy”;

(2)
“The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the

Fund’s investment performance and should not be confused with ‘yield’ or ‘income’“;7 and

(3)
“The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

    Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

(c)	On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

(1)	describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(2)	include the disclosure required by condition B.1(b)(1) above;

(3)	state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders;8 and

(4)	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination; and

(d)	Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to

7	The disclosure in this condition B.1(b)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

8	Upon termination of a Distribution Policy by a Fund, such Fund will no longer be subject to the conditions of the Order.

changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

C.	Disclosure to Shareholders, Prospective Shareholders and Third Parties.

1.
The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition B.1(b) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

2.
The Fund will issue, contemporaneously with the issuance of any 19(a) Notice containing 19a-1 Disclosure, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition B.1(b) above, as an exhibit to its next filed Form N-CSR; and

3.
The Fund will post prominently a statement on its (or the Investment Adviser’s) website containing the information in each 19(a) Notice containing 19a-1 Disclosure, including the disclosure required by condition B.1(b) above, and maintain such information on such Web site for at least 24 months.

D.	Delivery of 19(a) Notices to Beneficial Owners.

If a broker, dealer, bank or other person (“Financial Intermediary”) holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

1.	will request that the Financial Intermediary, or its agent, forward the 19(a) Notice containing 19a-1 Disclosure to all beneficial owners of the Fund’s shares held through such Financial Intermediary;

2.
will provide, in a timely manner, to the Financial Intermediary, or its agent, enough copies of the 19(a) Notice containing 19a-1 Disclosure assembled in the form and at the place that the Financial Intermediary, or its agent, reasonably requests to facilitate the Financial Intermediary’s sending of the 19(a) Notice containing 19a-1 Disclosure to each beneficial owner of the Fund’s shares; and

3.
upon the request of any Financial Intermediary, or its agent, that receives copies of the 19(a) Notice containing 19a-1 Disclosure, will pay the Financial Intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice containing 19a-1 Disclosure to such beneficial owners.

E.	Additional Board Determinations for Funds Whose Common Shares Trade at a Premium.

If:

1.
The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

2.
The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

 then:

(a)	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(1)
will request and evaluate, and the Fund’s Investment Adviser, the Servicing Agent or Advent, as applicable, will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2)
will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition E.2(a)(1) above; including, without limitation: (A) whether the Distribution Policy is accomplishing its purpose(s); (B) the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and the Fund’s current distribution rate, as described in condition E.2 above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition E.2, or such longer period as the Board deems appropriate; and (C) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(b)
The Board will record the information considered by it, including its consideration of the factors listed in condition E.2(a)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

F.	Public Offerings.

A Fund will not make a public offering of the Fund’s common shares other than:

1.	a rights offering below NAV to the Fund’s common shareholders;

2.	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

3.	an offering other than an offering described in conditions F.1 and F.2 above, provided that, with respect to such other offering:

(a)
the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,9 expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;10 and

(b)
the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares as such Fund may issue;

9	If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

10	If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

G.	Amendments to Rule 19b-1.

The requested Order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.	Applicable Precedent

The Commission has granted or proposed granting relief substantially the same as that sought by this Application in Prudential Short Duration High Yield Fund, Inc., et. al., Release Nos. IC-30195 (September 5, 2012) (notice of application) and IC-30226 (October 2, 2012) (order); Invesco Total Property Market Income Fund, et. al., Release Nos. IC-30055 (April 26, 2012) (notice of application) and IC-30069 (May 22, 2012) (order); Stone Harbor Emerging Markets Income Fund, Release Nos. IC-29791 (September 16, 2011) (notice of application) and IC-29834 (October 12, 2011) (order); The Chile Fund, Inc., et al., Release Nos. IC-29167 (March 2, 2010)(notice of application) and IC-29195 (March 30, 2010) (order); Neuberger Berman Management LLC, et al., Release Nos. 1C-28945 (October 14, 2009) (notice of application) and 1C-28994 (November 10, 2009) (order); Alpine Global Dynamic Dividend Fund, et al., Release Nos. IC-28897 (September 4, 2009) (notice of application) and IC-28937 (September 30, 2009) (order); BlackRock International Growth and Income Trust, et al., Release Nos. IC-28690 (April 7, 2009) (notice of application) and IC-28719 (May 5, 2009) (order); Eaton Vance Enhanced Equity Income Fund, et al., Release Nos. IC-28616 (February 10, 2009) (notice of application) and IC-28643 (March 10, 2009) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Release Nos. IC-28579 (January 6, 2009) (notice of application) and IC-28611 (February 3, 2009) (order); SunAmerica Focused Alpha Growth Fund, Inc., Release Nos. IC-28578 (January 6, 2009) (notice of application) and IC-28612 (February 3, 2009) (order); DNP Select Income Fund, et al., Release Nos. IC-28348 (July 31, 2008) (notice of application) and IC-28368 (August 26, 2008) (order); Cohen & Steers Advantage Income Realty Fund, Inc., et al., Release Nos. IC-28341 (July 24, 2008) (notice of application) and IC-28358 (August 19, 2008) (order); The Mexico Fund Inc., et al., Release Nos. IC-28332 (July 17, 2008) (notice of application) and IC-28357 (August 12, 2008) (order); and ING Clarion Real Estate Income Fund, et al., Release Nos. IC – 28329 (July 8, 2008) (notice of application) and IC-28352 (August 5, 2008) (order).

VII.	Procedural Compliance

At a meeting duly held on February 12, 2013, the Board of Trustees of each of Initial Fund, adopted the following resolution authorizing the execution and filing of this Application :

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to prepare, with the assistance of counsel, and to sign and file with the Securities and Exchange Commission on behalf of the Fund, any applications, and any amendments thereto, for an order of the Securities and Exchange Commission under Section 6(c) of the Act and any other appropriate section of the Act or any Rule thereunder for an exemption from Section 19(b) and Rule 19b-1 thereunder, and any and all exhibits and documents relating thereto, with such changes, additions, deletions and amendments as the officer or officers executing such application, on advice of counsel, may deem necessary or appropriate.

Acting by written consent, the board of managers of the Investment Adviser and the managing member of the Servicing Agent adopted the following resolution authorizing the execution and filing of this Application:

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to prepare, with the assistance of counsel, and to sign and file with the Securities and Exchange Commission on behalf of the Company, any applications, and any amendments thereto, for an order of the Securities and Exchange Commission under Section 6(c) of the Act and any other appropriate section of the Act or any Rule thereunder, for an exemption from Section 19(b) and Rule 19b-1 thereunder, and any and all exhibits and documents relating thereto, with such changes, additions, deletions and amendments as the officer or officers executing such application, on advice of counsel, may deem necessary or appropriate.

Acting by written consent, the managing member of Advent adopted the following resolution authorizing the execution and filing of this Application:

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to prepare, with the assistance of counsel, and to sign and file with the Securities and Exchange Commission on behalf of the Company, any applications, and any amendments thereto, for an order of the Securities and Exchange Commission under Section 6(c) of the Act and any other appropriate section of the Act or any Rule thereunder, for an exemption from Section 19(b) and Rule 19b-1 thereunder, and any and all exhibits and documents relating thereto, with such changes, additions, deletions and amendments as the officer or officers executing such application, on advice of counsel, may deem necessary or appropriate.

Pursuant to Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

The verifications required by Rule 0-2(d) are attached to this Application as Exhibit A.

Pursuant to Rule 0-2(f) under the Act, the Applicants further state that the address of each of the Applicants is as follows:

For the Initial Funds, the Investment Adviser and the Servicing Agent:

2455 Corporate West Drive
Lisle, Illinois 60532

For Advent:

1271 Avenue of the Americas, 45th Floor
New York, New York 10020

All written or oral communications regarding this Application should be directed to:

Michael Hoffman

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3406

Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

VIII.           Conclusion

On the basis of the foregoing, Applicants respectfully request that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application and to make distributions on its preferred shares, if any, as frequently as specified by or pursuant to the terms of such preferred shares so long as it complies with the conditions of this order.

                                                                                   GUGGENHEIM BUILD AMERICA BONDS MANAGED DURATION TRUST

By: /s/  John L. Sullivan
Name: John L. Sullivan
Title: Chief Financial Officer

GUGGENHEIM EQUAL WEIGHT ENHANCED EQUITY INCOME FUND

By: /s/ John L. Sullivan
Name: John L. Sullivan
Title: Chief Financial Officer

GUGGENHEIM STRATEGIC OPPORTUNITIES FUND

By: /s/ John L. Sullivan
Name: John L. Sullivan
Title: Chief Financial Officer

GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC

By: /s/    John Linnehan
Name: John Linnehan
Title: Chief Financial Officer and Treasurer

GUGGENHEIM FUNDS DISTRIBUTIONS, INC.

By: /s/   Donald C. Cacciapaglia
Name: Donald C. Cacciapaglia
Title: Chief Executive Officer

ADVENT CAPITAL MANAGEMENT, LLC

By: /s/ Edward C. Delk
Name: Edward C. Delk
Title: General Counsel

Dated:   April 22, 2013

EXHIBIT A

Verification of Application and Statement of Fact

THE STATE OF ILLINOIS)

):

THE COUNTY OF DUPAGE)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application, dated April 22, 2013, for and on behalf of each applicant listed below; that he is the Chief Financial Officer of each such Applicant; and that all action by the trustees of such Applicants necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

   By: /s/ John L. Sullivan

John L. Sullivan
Chief Financial Officer

GUGGENHEIM BUILD AMERICA BONDS MANAGED DURATION TRUST
GUGGENHEIM EQUAL WEIGHT ENHANCED EQUITY INCOME FUND
GUGGENHEIM STRATEGIC OPPORTUNITIES FUND

Verification of Application and Statement of Fact

THE STATE OF ILLINOIS)

):

THE COUNTY OF DUPAGE)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application, dated April 22, 2013, for and on behalf of Guggenheim Funds Investment Advisors, LLC; that he is the Chief Financial Officer and Treasurer of Guggenheim Funds Investment Advisors, LLC; and that all action by the managers of Guggenheim Funds Investment Advisors, LLC necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

     By: /s/ John Linnehan

John Linnehan
Chief Financial Officer and Treasurer

Verification of Application and Statement of Fact

THE STATE OF ILLINOIS)

):

THE COUNTY OF DUPAGE)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application, dated April 22, 2013, for and on behalf of Guggenheim Funds Distributions, Inc.; that he is the Chief Executive Officer of Guggenheim Funds Distributions, Inc.; and that all action by the directors of Guggenheim Funds Distributors, Inc. necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

    By: /s/ Donald C. Cacciapaglia

Donald C. Cacciapaglia
Chief Executive Officer

Verification of Application and Statement of Fact

THE STATE OF NEW YORK)

):

THE COUNTY OF NEW YORK)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application, dated April 22, 2013, for and on behalf of Advent Capital Management, LLC; that he is the General Counsel of Advent Capital Management, LLC; and that all action by the managers of Advent Capital Management, LLC necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

    By: /s/  Edward C. Delk

Edward C. Delk
General Counsel